JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

March 20, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Ezra:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on February 25, 2025. The comments related to Post-Effective Amendment (“PEA”) No. 208 to the registration statement of the Trust, which was filed on January 6, 2025, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the Opportunistic Trader ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review. Email redlines of changed pages.

•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

•	Please also complete and fill in any bracketed language or any placeholders.

Response: The Trust acknowledges the points made above in the “General Comments.”

Prospectus

1.	Comment: Please confirm that the language and format of the preamble to the fee table is consistent with that required by Item 3 of Form N-1/A.

Response: The Trust has revised the disclosure to address the Staff’s comment.
2.	Comment: Please include a completed fee table and expense example in the response letter for our comment.

Response: The completed fee table is below.

Ms. Kilkidan Ezra
U.S. Securities and Exchange Commission
March 20, 2025

Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.99%
Distribution (12b-1) and Service Fees[2]	0.00%
Other Expenses[3]	0.00%
Acquired Fund Fees and Expenses[3]	0.08%
Total Annual Fund Operating Expenses	1.07%
1.	Under the Investment Advisory Agreement, Tuttle Capital Management, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction-related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
2.	Estimated for the current fiscal year.

Principal Investment Strategies

3.	Comment: The disclosure in the first sentence of the first paragraph states that, “The Fund is an actively managed ETF that seeks to generate investor return by investing in a portfolio of equity securities both directly and indirectly through investments of exchange-traded index funds (“ETFs”) and ETNs (collectively, “ETFs”).” The Staff notes there were no additional disclosures about ETNs. Clarify in the disclosure if ETN’s are expected to be principal investments of the Fund and if the Fund intends to include ETNs, please add a correlating risk.

Response: The Trust has revised the disclosure to address the Staff’s comment.
4.	Comment: The disclosure in the second sentence of the first paragraph states that, “The Fund also anticipates investing significantly in derivatives, including primarily options and futures, that provide exposure to such companies and index ETFs. Clarify how the Fund is referencing “such companies” and also include what type of equity securities the Fund intends to invest in and the type of issuers. Clarify how the Adviser selects equity investments for this portfolio.

Response: The Trust has revised the disclosure to address the Staff’s comment regarding clarifying “such companies.” The Trust declines to make any changes regarding how the Adviser selects equity investments for this portfolio as such disclosure is already included in the second and third paragraphs of the principal investment strategies.

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Ms. Kilkidan Ezra
U.S. Securities and Exchange Commission
March 20, 2025

5.	Comment: In the third sentence of the first paragraph, the disclosure states that, “The Fund may invest in short to intermediate term (up to 10 years) U.S. Treasuries and other fixed income securities issued by a U.S. government-sponsored enterprise or other U.S. federal government agency of any maturity or duration.” Please explain how the Fund will determine allocations of the types of debt instruments.

Response: The Trust has revised the disclosure to address the Staff’s comment.
6.	Comment: The disclosure in the fourth sentence of the first paragraph states, “The Fund generally anticipates investing approximately 5% - 20% in U.S. Treasuries and approximately 5% to 20% in other fixed income securities.” Please explain in greater detail what other fixed income securities are or what they include in the selection process. Also disclose if the Adviser intends to target fixed income securities of any particular maturity and/or duration.

Response: The Trust has revised the disclosure to address the Staff’s comment regarding other type of fixed income securities. The Trust declines to change the disclosure regarding maturity and/or duration as the disclosure already states that such other fixed income securities may be of “any maturity or duration.”
7.	Comment: The disclosure in the fifth sentence of the first paragraph states, “These percentages may vary depending on market conditions.” Please contextualize the disclosure as it relates to the Fund’s strategy. Specifically, how will the Adviser implement its strategy. (Ex. By purchasing the types of investments.)

Response: The Trust has revised the disclosure to address the Staff’s comment.
8.	Comment: The disclosure in the sixth sentence of the first paragraph states that the Sub-Advisor “seeks to take advantage of short-term opportunities, including macro volatility events.” Please disclose what other types of short-term opportunities the Sub-Advisor intends to pursue in implementing this strategy.

Response: The Trust has revised the disclosure to address the Staff’s comment.
9.	Comment: The disclosure states in the seventh sentence of the second paragraph that, “Short term investment opportunities procured by volatility swings are sector specific with more conservative asset classes requiring less of a swing.” Clarify what type of assets classes would require less of a swing.

Response: The Trust declines to change the disclosure in response to the Staff’s comment as the current disclosure is sufficient. The next sentence provides examples of more conservative asset classes where it states “[f]or example, companies in the Energy Sector could be attractive following a 3% swing, while more volatile sectors, like Information Technology, could trigger a short-term investment opportunity with a 5% move or greater.”
10.	Comment: The disclosure in the third to the last sentence of the second paragraph states, “Macro volatility events could be the Federal Reserve hiking or cutting interest rates more than or less than overall market expectations causing uncertainty to surmount and volatility to ensue.” Clarify and contextualize how the Sub-Advisor would take into account and implement this strategy.

Response: The Trust declines to change the disclosure in response to the Staff’s comment as the current disclosure is sufficient.

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Ms. Kilkidan Ezra
U.S. Securities and Exchange Commission
March 20, 2025

11.	Comment: The disclosure in the penultimate sentence of the second paragraph states, “Short term investment opportunities derived from volatility swings may be more or less than the aforementioned examples and are dependent upon the discretion of the portfolio manager during any given point of time.” Clarify and explain how the disclosure “short term investment opportunities derived from volatility swings” may be more or less than the aforementioned examples and are dependent on the discretion of the portfolio manager at any given point of time.

Response: The Trust has revised the disclosure to address the Staff’s comment.
12.	Comment: The disclosure in the third paragraph states, “While the Fund’s exposure to various market sectors is expected to change over time, the Fund expects to have significant exposure to companies in the Information Technology Sector, as classified by the Global Industry Classification Standard (GICS®), a widely recognized industry classification methodology developed by MSCI, Inc. and Standard & Poor’s Financial Services LLC.” The fundamental policy of the SAI states the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investment in a particular industry or group of industries. Please confirm that the Fund is indeed not concentrated.

Response: The Trust confirms the Fund will not be concentrated. The Trust notes that a Sector is a broader range of companies than industry or group of industries.

Principal Risks of Investing in the Fund

13.	Comment: The Staff notes the disclosure in Item 9 discusses “Exchange Traded Funds Risk”, “Inverse ETF Risks”, “Investment Risk,” and “Leveraged ETF Risks” but these risks are not disclosed in Item 4 in the Fund Summary. To the extent that these are in fact part of the principal investment strategies of the Fund and are risks, ensure that they are listed in both areas and explain how the Adviser intends to select or utilize such investments.

Response: The Trust has revised the disclosure to address the Staff’s comment.
14.	Comment: The principal risk disclosure for “Management Risk” states that the Fund is an actively managed portfolio. Please consider adding an active management risk.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Ms. Kilkidan Ezra
U.S. Securities and Exchange Commission
March 20, 2025

15.	Comment: The Item 9 disclosure includes for “Derivatives Risk” includes bullet points for “Leverage and Volatility Risk” and “Liquidity Risk” but these bulleted risks are not disclosed in Item 4 of the Fund Summary. Please confirm the types of investment risks that would be principal for the Fund are included in Item 4 and explain how the Adviser intends to select or utilize such investments.

Response: The Trust has revised the disclosure to address the Staff’s comment.
16.	Comment: The Staff notes that Item 9 includes “Risks of Futures” but that it is not mentioned in the principal investment strategy disclosure. If futures are part of the strategies, please disclose in the Principal Investment Strategies or consider removing or clarifying why it’s listed here.

Response: The Trust has revised the disclosure to address the Staff’s comment.
17.	Comment: The first sentence of “Valuation Risk” states “The sales price that the Fund could receive for a security may differ from the Fund’s valuation of the security and may differ from the value used by Index…” Please clarify the Fund’s reference to Index.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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